SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 3


                        INMEDICA DEVELOPMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   457639104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


            Mr. Larry E. Clark
            1036 Oak Hills Way
            Salt Lake City, Utah  84108      801-582-1733
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                September 5, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

CUSIP No.     457639104
          -----------------------------------------------------------

      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

               Larry E. Clark     ###-##-####
          -----------------------------------------------------------
      2) Check the Appropriate Box if a Member of a Group

            (a)
               ------------------------------------------------------
            (b)
               ------------------------------------------------------

      3) SEC Use Only
                     ------------------------------------------------

      4) Source of Funds (See Instructions) PF
                                           --------------------------

      5) Check if Disclosure  of Legal  Proceedings  is Required
         Pursuant to Items 2(d) or 2(e)
                                       ------------------------------

      6) Citizenship or Place of Organization     U.S.A.
                                              -----------------------

                              7) Sole Voting Power       1,593,000
Number of Shares                                   ------------------
Beneficially Owned
by Each Reporting             8) Shared Voting Power           0
Person With                                           ---------------

                              9) Sole Dispositive Power  1,593,000
                                                        -------------

                              10) Shared Dispositive Power     0
                                                           ----------

      11)   Aggregate Amount Beneficially Owned by Each Reporting
            Person      1,593,000
                  ---------------------------------------------------

      12)   Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions)
                                             ------------------------

      13)   Percent of Class Represented by Amount in Row (11)  18.9%
                                                               ------

      14)   Type of Reporting Person (See Instructions)   IN
                                                       --------------

Item 1.     Security and Issuer

            Common Stock, $.001 par value

            InMedica Development Corporation
            60 South 600 East, Suite 150
            P.O. Box 27557
            Salt Lake City, Utah  84127

Item 2.     Identity and Background

            (a)   Larry E. Clark, an individual

            (b)   1036 Oakhills Way
                  Salt Lake City, Utah  84108

            (c)   CEO
                  InMedica Development Corporation
                  60 South 600 East, Suite 150
                  Salt Lake City, Utah 84102

            (d)   No criminal convictions during past 5 years.

            (e) No involvement in civil proceedings regarding federal or state securities law violations during the past five years.

            (f)   United States of America citizenship

Item 3.     Source and Amount of Funds or Other Consideration

            Personal Funds

Item 4.     Purpose of the Transaction

            The Reporting Person acquired 450,000 shares by the exercise of options. The Reporting Person has no present plans or proposals that would result in any of the following:

            (a) The acquisition by any person of additional securities of the issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board, except that the Board of Directors is presently searching for an acceptable person to serve as a fifth director on the board, which would fill an existing vacancy;

            (e) Any material change in the present capitalization or dividend policy of the issuer;

            (f) Any material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

            (g)   Changes  in  the  issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

            (h) Causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

            (j)   Any action similar to any of those enumerated above.


Item 5.     Interest in Securities of Issuer

            (a) Mr. Clark holds 1,593,000 shares of common stock of the Company (18.9%).

            (b) Shared voting and dispositive power: None Sole voting and dispositive power: 1,593,000 shares.

            (c) During the past 60 days the Reporting Person has not purchased or sold securities of the issuer, except the exercise of 450,000 options at $.30 per share to acquire 450,000 shares of common stock.

            (d)   No person  other  than the  Reporting  Person has the right to
                  receive  or  direct   dividends  or  sale  proceeds  from  the
                  securities;

            (e) The Reporting Person remains a beneficial owner of more than 5% of this class of securities.


Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer

            There are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to transfer or voting the securities acquired and disposed of in this transaction, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of division of profits or losses, or the giving or withholding of proxies.

Item 7.     Exhibits

            None


Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September  10, 1997
          ---

                                /s/ Larry E. Clark
                                -----------------------------
                                   Larry E. Clark